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                        TREASURE MOUNTAIN HOLDINGS, INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410


April 5, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Treasure Mountain Holdings, Inc.
        File No. 333-120411
        Registration Statement on Form SB-2

        File No. 0-32741
        Exchange Act Reports
        Preliminary proxy statement

Dear Ladies and Gentlemen:


Enclosed for filing on behalf of Treasure Mountain Holdings, Inc. (the "Registrant") is Amendment No. 5 (the "Amendment") to the Registrant's proxy statement with respect to its upcoming special meeting of stockholders (the "Proxy Statement"). We plan to file a conforming amendment to the pending registration statement on Form SB-2 promptly after our proxy statement is cleared for mailing to our shareholders.

Set forth in bold below are the Staff's comments, as reflected in the Staff's letter dated April 1, 2005. The Registrant's response is set forth below each comment. We will send to the Staff, by overnight courier, courtesy copies of this letter and the Amendment, marked to cross-reference this letter and the Amendment.

GENERAL

1. PLEASE FILE ALL PAST CORRESPONDENCE ON EDGAR. SEE RULE 101 OF REGULATION S-T OF THE SECURITIES ACT OF 1933. THIS WOULD INCLUDE YOUR RESPONSE THAT WAS SENT BY OVERNIGHT MAIL WITH AMENDMENT 3 TO THE REGISTRATION STATEMENT.

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Securities and Exchange Commission                                 April 5, 2005
Page 2


        COMPANY RESPONSE:

        This letter and all future correspondence will be filed on EDGAR. In addition, we are also filing on EDGAR the letter referred to above. All other correspondence (other than correspondence relating to confidentiality requests, as permitted by SEC rules) has already been filed on EDGAR.

2. PLEASE DISCUSS SUPPLEMENTALLY WHETHER SPENCER TRASK SPECIALTY GROUP, LLC MEETS ALL OF THE REQUIREMENTS OF THE DEFINITION OF A SMALL BUSINESS ISSUER UNDER REGULATION S-B.

        COMPANY RESPONSE: Pursuant to Item 10(a) of Regulation S-B, a "small business issuer is defined as a company that meets all of the following criteria: i. has revenues of less than $25,000,000; ii. is a U.S. or Canadian issuer; iii. is not an investment company; and iv. if a majority owned subsidiary, the parent corporation is also a small business issuer. Provided however, that an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding voting and non-voting common equity held by non-affiliates) of $25,000,000 or more."

        As we discussed in our February 17, 2005, letter: "Spencer Trask Specialty Group, LLC ("STSG"), our controlling shareholder, has certified to us that its gross revenues in 2003 were less than $25 million. STSG has also certified to us that the aggregate gross revenues of STSG and its beneficial owners, Spencer Trask Investment Partners, LLC and the Kimberlin Family 1998 Irrevocable Family Trust, were also less than $25 million in 2003."

        STSG has also advised us that (a) it is not an investment company and its beneficial owners, Spencer Trask Investment Partners, LLC and the Kimberlin Family 1998 Irrevocable Family Trust are not investment companies (collectively, the "Spencer Trask Entities"), (b) the Spencer Trask Entities, collectively, do not have a public float of $25,000,000 or more and (c) the Spencer Trask Entities are all U.S. issuers.

INFORMATION ABOUT THE SPECIAL MEETING
BENEFICIAL OWNERS

3. WE NOTE THAT THE DISCLOSURE IN THE FOOTNOTES TO THE TABLE REGARDING CERTAIN BENEFICIAL OWNERS THAT OWN OPTIONS TO PURCHASE ADDITIONAL SHARES WHICH VEST IN APRIL 2005. PLEASE EXPLAIN SUPPLEMENTALLY WHETHER THESE OPTIONS ARE EXERCISABLE WITHIN 60 DAYS AND, IF YES, PLEASE INCLUDE IN THE TABLE THE AMOUNT OF COMMON STOCK THAT THE BENEFICIAL OWNERS MAY RECEIVE UPON THE EXERCISE OF THE OPTIONS.

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Securities and Exchange Commission                                 April 5, 2005
Page 3


        COMPANY RESPONSE: The beneficial ownership table provides information as of February 28, 2005. As a result, shares covered by stock options which are exercisable on February 28, 2005 or on any of the next 60 days after February 28, 2005 are treated as being beneficially owned as of February 28, 2005 and are included in the table. The sixtieth day after February 28, 2005 is April 29, 2005. Thus, any stock options which first become exercisable after April 29, 2005 are excluded from the table. We have revised the footnotes to make it clear that the only stock option shares that are excluded from the table are options which are not exercisable on or before April 29, 2005, the sixtieth day after February 28, 2005.

4. ON PAGE 9, WE NOTE THE STATEMENT THAT KEVIN KIMBERLIN OWNS APPROXIMATELY 58.74% OF THE COMPANY'S OUTSTANDING STOCK. PLEASE RECONCILE THIS AMOUNT WITH THE DISCLOSURE IN THE PREVIOUS TABLE THAT HE BENEFICIALLY OWNS 64%.

        COMPANY RESPONSE: The statement on page 9 was intended to reflect the number of outstanding shares which Mr. Kimberlin had the right to vote as of the record date (excluding shares covered by unexercised warrants but including shares covered by rights certificates). We have revised the paragraph following the footnotes to the beneficial ownership table to read as follows: "Kevin Kimberlin, our controlling stockholder, has advised us that he intends to vote all of his shares of common stock in favor of each of the proposals described in this proxy statement. As noted above, Mr. Kimberlin beneficially owns approximately 64.3% of our common stock. However, 117,482,834 of those shares (measured without giving effect to the proposed reverse stock split) are shares that are either issuable pursuant to the exercise of warrants which were not exercised as of our March 1, 2005 record date or are shares issuable pursuant to rights certificates which can not be issued prior to the completion of our special meeting. Of the 48,460,719 shares of our common stock which were outstanding on the record date and entitled to vote at our special meeting, Mr. Kimberlin controls the right to vote 29,945,898, or 61.8%, of such shares."

PROPOSAL SEVEN
PROPOSAL TO ADOPT THE 2005 TREASURE MOUNTAIN HOLDINGS STOCK OPTION PLAN

5.      PLEASE INCLUDE THE FOLLOWING INFORMATION AS REQUIRED BY ITEM 10 OF
        SCHEDULE 14A:

        A. PLEASE INDICATE THE APPROXIMATE NUMBER OF PERSONS THAT WILL BE ELIGIBLE TO PARTICIPATE IN THE PLAN. SEE ITEM 10(A)(1) OF
                SCHEDULE 14A.

        B. IF DETERMINABLE, PLEASE INCLUDE THE TABLE AS DESCRIBED IN ITEM 10(A)(2) OF SCHEDULE 14A.

        C. IF DETERMINABLE, PLEASE INCLUDE THE INFORMATION REQUIRED BY ITEM 10(B)(2)(II) OF SCHEDULE 14A.

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Securities and Exchange Commission                                 April 5, 2005
Page 4


        COMPANY RESPONSE:

        a. We have revised the answer to question 3 under Proposal 7 to read as follows: Employees, directors, officers and consultants of Treasure Mountain and its subsidiaries are eligible to participate in the Plan. However, subject to certain contractual obligations described below, the actual persons to whom option grants are to be made under the Plan will be determined by the Administrator in its sole discretion. As of March 31, 2005, Treasure Mountain and its subsidiaries had 77 employees, five non-employee directors, no officers (other than officers who are employees or non-employee directors) and a consultant, all of whom are eligible to participate in the Plan."

        b. Item 10(a)(2) requires registrants to include a table if the benefits or amounts that will be allocated or received by particular persons are determinable. Such benefits or amounts are presently determinable only with respect to the so-called New Options that replace options previously granted by Vyteris, Inc. and with respect to options which Treasure Mountain is obligated to issue to its Chief Executive Officer pursuant to the terms of his employment agreement. We have revised the first paragraph of our response to question 4 in Proposal 7 to read as follows:

        "The Plan will cover a total of 2,901,902 shares of common stock (or 29,019,018 shares if the stockholders do not approve the proposed one for ten reverse stock split). The Merger Agreement requires us to grant New Options covering 1,578,335 shares of common stock (or 15,783,357 shares if the stockholders do not approve the proposed one for ten reverse stock split). Thus, at present, after the New Options are granted. options covering a total of 1,323,567 shares of common stock (or 13,235,671 shares if the stockholders do not approve the proposed one for ten reverse stock split) will be issuable pursuant to the Plan. Of those 1,323,567 shares, we are obligated to grant stock options covering 833,308 shares of common stock to our chief executive officer, Vincent De Caprio, pursuant to the terms of his employment agreement ("Employment Agreement Options"). Such Employment Agreement Options are to be granted at an exercise price of $1.91 per share. One half of Dr. De Caprio's Employment Agreement Options shall vest immediately and one half of such options shall vest on December 31, 2005.

        The following table presents information regarding the New Options and Employment Agreement Options to be granted pursuant to the Plan (all share numbers assume approval of the proposed reverse stock split):

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Securities and Exchange Commission                                 April 5, 2005
Page 5

                                                                                             SHARES OF STOCK COVERED
                                                                   SHARES OF STOCK COVERED        BY EMPLOYMENT
                           NAME AND POSITION                            BY NEW OPTIONS           AGREEMENT OPTIONS
                           -----------------                            --------------           -----------------
        Donald Farley, Chairman of the Board                                       23,045                         -

        Vincent De Caprio, Chief Executive Officer                                178,075                   833,308

        Michael McGuinness, Chief Financial Officer                               109,987                         -

        James Garrison, Vice President of Business Development
                                                                                   97,766                         -
        C. Gregory Arnold,  Vice President of Manufacturing  and
        Process Development                                                        34,044                         -

        All Executive Officers as a Group  (5 persons)                            422,917                   833,308

        All Directors, other than Executives Officers, as a
        Group (4 persons)                                                          64,945                         -

        All employees other than Executive Officers and
        Directors (73 persons)                                                    218,353                         -

        To our knowledge, no associates of any of our directors or executive officers are entitled to receive any New Options or Employment Agreement Options. No person, other than the persons identified above, has a right to receive New Options, Employment Agreement Options or any other options under the Plan representing 5% or more of the options which may be granted pursuant to the Plan.

        Should one or more outstanding options or purchase rights granted under the Plan (including any New Options or Employment Agreement Options) expire or terminate for any reason prior to exercise in full, the shares of common stock subject to the portion of each such option or purchase right not so exercised will be available for subsequent issuance under the Plan. However, except as described in the next sentence, all share issuances under the Plan will reduce on a share-for-share basis the number of shares of Common Stock available for subsequent issuance under the Plan. If shares are purchased pursuant to the grant of purchase rights under the Plan and subsequently are repurchased by Treasure Mountain at their original purchase price, the shares so repurchased will be available for subsequent issuance under the Plan."

        c. We have included in the table above all information referenced in Item 10(b)(2)(ii) to the extent determinable. Again, the only information that is determinable is information relating to New Options and Employment Agreement Options.

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Securities and Exchange Commission                                 April 5, 2005
Page 6


        Please be advised that we intend to register the shares covered by the Plan on Form S-8 promptly after the Plan is approved by our stockholders.

6. PLEASE INCLUDE THE DISCLOSURE REQUIRED BY ITEM 8 OF SCHEDULE 14A (ITEM 402 OF REGULATION S-B).

        COMPANY RESPONSE:

        We have inserted the disclosure required by Item 8 of Schedule 14A immediately following Proposal 7.

REGISTRATION STATEMENT OF FORM SB-2

7. AS APPROPRIATE, PLEASE REVISE THE DISCLOSURE IN THE REGISTRATION STATEMENT TO COMPLY WITH THE ABOVE COMMENTS.

        COMPANY RESPONSE:

        The registration statement will be revised as requested.

                                      * * *
We acknowledge that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and

o the Company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission                                 April 5, 2005
Page 7



If you have any questions regarding the foregoing or the Amendment, please call Peter Ehrenberg at 973-597-2500. Thank you.

Very truly yours,

TREASURE MOUNTAIN HOLDINGS, INC.


By: /s/ MICHAEL MCGUINNESS
    -------------------------------------------
    Michael McGuinness, Chief Financial Officer

cc:    Peter H. Ehrenberg, Esq.
       Mr. Vernon Moore (via Federal Express)
       Mr. Hugh West (via Federal Express)
       Thomas Kluck, Esq. (via Federal Express)
       John Reynolds, Esq. (via Federal Express)